Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 19, 2014
Relating to Preliminary Prospectus dated May 19, 2014
Registration Statement No. 333-193864-01
HIGHWOODS REALTY LIMITED PARTNERSHIP
$300,000,000
3.20% Notes due 2021
Final Term Sheet
Dated: May 19, 2014

Issuer:	Highwoods Realty Limited Partnership
Security:	3.20% Notes due 2021
Format:	SEC Registered
Expected Ratings (Moody's/S&P)*:	Baa2/BBB
Principal Amount:	$300,000,000
Maturity Date:	June 15, 2021
Trade Date:	May 19, 2014
Settlement Date (T+5):	May 27, 2014
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2014
Benchmark Treasury:	2.25% due April 30, 2021
Benchmark Treasury Price /Yield:	101-06+ / 2.063%
Spread to Benchmark Treasury:	T + 130 bps
Yield to Maturity:	3.363%
Coupon:	3.20%
Public Offering Price:	98.983%
Optional Redemption:
Make-whole call at any time prior to April 15, 2021 (the date that is 60 days prior to the maturity date) at the applicable Treasury Constant Maturity plus 20 bps

On or after April 15, 2021 (the date that is 60 days prior to the maturity date), the redemption price will equal 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, the redemption date

CUSIP / ISIN:	431282 AN2 / US431282AN25
Joint Book-Running Managers:	Wells Fargo Securities, LLC Jefferies LLC BB&T Capital Markets, a division of BB&T Securities, LLC Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Capital One Securities, Inc. Comerica Securities, Inc. Fifth Third Securities, Inc. FTN Financial Securities Corp. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Regions Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
This communication is intended for the sole use of the person to whom it is provided by the issuer.
Terms used herein but not defined shall have the respective meanings as set forth in the issuer’s preliminary prospectus supplement dated May 19, 2014.
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by contacting Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or emailing: cmclientsupport@wellsfargo.com or Jefferies LLC toll-free at 1-877-547-6340 or e-mailing: prospectus_department@jefferies.com.
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